Exhibit (a)(xiv)

Dear Stockholder,

In an effort to assist and provide our shareholders additional time to submit their paperwork to tender their shares and allow them to correct any paperwork submitted in error, the Board has decided to extend the Offer to 5:00pm, Eastern Time, on April 25, 2014.

On March 14th, Inland American announced the commencement of the $350 million modified “Dutch Auction” self-tender offer (“Offer”). This Offer was scheduled to expire on April 11th at 5:00pm Eastern Time. In an effort to assist and provide our shareholders additional time to submit their paperwork to tender their shares and allow them to correct any paperwork submitted in error, the Board has decided to extend the Offer to 5:00pm, Eastern Time, on April 25, 2014.

No other terms of the Offer have changed. In accordance with the terms of the Offer and subject to its conditions, the price range will be specified by the tendering stockholders and will not be greater than $6.50 nor less than $6.10 per share. The purchase price will be the lowest price that will enable the company to buy up to $350,000,000 in value of its shares of common stock (or such lesser number of shares as are validly tendered) pursuant to the Offer. Upon expiration, payment for the shares of common stock accepted for purchase under the tender Offer will occur promptly in accordance with applicable law.

None of the company’s management or its board of directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or the prices at which they may choose to tender their shares. Each stockholder must make their own decision whether to tender shares, and if so, how many shares to tender and the price or prices at which to tender.

Instructions on how to fill out the enclosed Letter of Transmittal can be found on our website at inlandamerican.com or you may call our hotline number at 855-377-0510 with any questions. Stockholders may also want to consider contacting their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the offer.

Sincerely,

INLAND AMERICAN REAL ESTATE TRUST, INC.

	Robert D. Parks Chairman of the Board	Thomas P. McGuinness President